UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 4 - 2013 issued by TORM A/S to The Copenhagen Stock Exchange on March 13, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: March 13, 2013	By:	/s/ Jacob Meldgaard
	Name:	Jacob Meldgaard
	Title:	Chief Executive Officer

Exhibit 99.1

"2012 proved challenging for shipping in general and in particular TORM faced uncertainty for a prolonged period. On a positive note, TORM succeeded in achieving a financial restructuring, which brings stability to the Company for the coming period. The Board of Directors is con-fident that TORM together with its most important stakeholders will re-establish the foundation for a stronger company going forward," says Chairman of the Board Flemming Ipsen.

•
In 2012, the Company incurred a loss before tax of USD 579 million. This is clearly unsatisfactory and impacted by special items of USD -326 million including restructuring costs of USD 210 million, impairment loss from assets held for sale of USD 74 million, an impairment loss of USD 42 million related to FR8. The performance is in line with the revised forecast of 27 February 2013.

•
Throughout 2012, the Tanker Division's earnings were negatively impacted by low freight rates and continued tonnage oversupply in the global product tanker market. The continued European financial crisis and a slowdown in GDP growth in China and the USA negatively affected global indicators. Combined, these factors led to a slowdown in global oil consumption, consequently adversely impacting oil product transportation. The Tanker Division's result was to a significant degree adversely affected by TORM's financial situation in 2012.

•
During 2012, dry bulk freight rates continued to be volatile and under pressure. The dry bulk spot market stayed volatile due to seasonality and events such as the drought during the US grain season, the Indonesian raw material export ban and the tropical storms Isaac and Sandy. In 2012, the bulk market saw the highest level of newbuilding deliveries ever recorded. However, demand from China continued to be strong. The Bulk Division experienced a high number of waiting days in 2012 due to the Company's challenging financial situation.

•
The Company's 2012 performance was negatively impacted by a USD 16 million net loss from the sale of TORM Lana and the cancellation of one product tanker newbuilding contract. In addition, there was a loss of USD 10 million from the termination of finance lease vessels in connection with the restructuring. Five MR vessels are accounted for as assets held for sale with an impairment charge of USD 74 million.

•
As stated in company announcements no. 31 dated 2 October 2012 and no. 32 and no. 33 dated 5 November 2012, TORM entered into a Restructuring Agreement with its banks and time charter partners that secured the Company deferral of bank debt, new liquidity and substantial savings from the restructured time charter book. The receivable that the time charter partners were given for the amended contractual conditions as well as a fee to the banks, estimated at a total net present value of USD 200 million, has been converted into shares in TORM, corresponding to 90% of the shares in the Company. Consequently, the existing shareholders retained an ownership interest of 10%.

•	As of 31 December 2012, cash totaled USD 28 million and undrawn credit facilities amounted to USD 42 million. TORM has no newbuilding order book and therefore no CAPEX commitments related hereto.

•
The book value of the fleet excluding finance lease vessels as of 31 December 2012 was USD 1,934 million. Based on broker valuations, TORM's fleet excluding finance lease vessels had a market value of USD 1,145 million as of 31 December 2012. In accordance with IFRS, TORM estimates the fleet's total long-term earning potential each quarter based on discounted future cash flows. The estimated value of the fleet as of 31 December 2012 supports the carrying amount.

•	As of 31 December 2012, net interest-bearing debt amounted to USD 1,868 million.

•	As of 31 December 2012, equity amounted to USD 267 million (DKK 1,513 million), corresponding to USD 0.4 per share (DKK 2.1) excluding treasury shares, resulting in an equity ratio of 11%.

•	As of 31 December 2012, 8% of the total earning days in the Tanker Division for 2013 were covered at a rate of USD/day 15,126 and 66% of the total earning days in the Bulk Division at USD/day 13,155.

•
For the full year 2013, TORM forecasts a loss before tax of USD 100-150 million before potential vessel sales and impairment charges. TORM expects to remain in compliance with the financial covenants for 2013. In addition, TORM expects to be operational cash flow positive after interest payment. The uncertainties and sensitivities about freight rates and asset prices may have an effect on the Company's compliance with the financial covenants. As 24,676 earning days are uncovered at year-end 2012, a change in freight rates of USD/day 1,000 would impact profit before tax by USD 25 million.

Announcement no. 4 / 13 March 2013	Annual Report 2012	Page 1 of 4

•	The Board of Directors proposes that no dividend be distributed for 2012.

Teleconference	Contact TORM A/S
TORM will be holding a teleconference for financial analysts and investors at 15:00 Danish time today. Please call 10 minutes before the conference is due to start on +45 3271 4607 (from Europe) or +1 887 491 0064 (from the USA). The presentation documents can be downloaded from TORM's website.

Tuborg Havnevej 18, DK-2900 Hellerup, Denmark
Tel.: +45 39 17 92 00 / Fax: +45 39 17 93 93
www.torm.com
Jacob Meldgaard, CEO, tel.: +45 39 17 92 00
Roland M. Andersen, CFO, tel.: +45 39 17 92 00
Christian Søgaard-Christensen, IR, tel.: +45 30 76 12 88

Announcement no. 4 / 13 March 2013	Annual Report 2012	Page 2 of 4

Five year key figures
	2012	2011	2010	2009	2008
INCOME STATEMENT (USD million)
Revenue	1,121	1,305	856	862	1,184
Time charter equivalent earnings (TCE)	466	644	561	633	906
Gross profit	-93	81	180	243	538
EBITDA	-195	-44	97	203	572
Operating profit/(loss) (EBIT)	-449	-389	-80	50	446
Financial items	-131	-63	-57	-69	-86
Profit/(loss) before tax	-579	-451	-136	-19	360
Net profit/(loss) for the year	-581	-453	-135	-17	361
Net profit/(loss) for the year excl. impairment charge & restructuring effects	-255	-253	-100	3	361

BALANCE SHEET (USD million)
Non-current assets	1,971	2,410	2,984	2,944	2,913
Total assets	2,355	2,779	3,286	3,227	3,317
Equity	267	644	1,115	1,247	1,279
Total liabilities	2,088	2,135	2,171	1,981	2,038
Invested capital	2,123	2,425	2,987	2,926	2,822
Net interest bearing debt	1,868	1,787	1,875	1,683	1,550
Cash and cash equivalents	28	86	120	122	168

CASH FLOW (USD million)
From operating activities	-100	-75	-1	116	385
From investing activities	0	168	-187	-199	-262
thereof investment in tangible fixed assets	-59	-118	-254	-289	-378
From financing activities	42	-128	186	37	-59
Total net cash flow	-57	-34	-2	-46	63

KEY FINANCIAL FIGURES *)
Gross margins:
TCE	41.5%	49.4%	65.5%	73.4%	76.5%
Gross profit	-8.3%	6.2%	21.0%	28.2%	45.4%
EBITDA	-17.3%	-3.4%	11.3%	23.5%	48.3%
Operating profit	-40.0%	-29.8%	-9.3%	5.8%	37.7%
Return on Equity (RoE)	-127.4%	-51.5%	-11.4%	-1.3%	30.6%
Return on Invested Capital (RoIC) **)	-19.7%	-14.4%	-2.7%	1.7%	16.4%
Equity ratio	11.4%	23.2%	33.9%	38.6%	38.6%
Exchange rate DKK/USD, end of period	5.66	5.75	5.61	5.19	5.28
Exchange rate DKK/USD, average	5.79	5.36	5.62	5.36	5.09

SHARE RELATED KEY FIGURES *)
Earnings/(loss) per share, EPS (USD)	-3.3	-6.5	-2.0	-0.3	5.2
Diluted earnings/(loss) per share, EPS (USD)	-3.3	-6.5	-2.0	-0.3	5.2
Cash flow per share, CFPS (USD)	-0.6	-1.1	0.0	1.7	5.6
Proposed dividend per share (USD) ***)	0.00	0.00	0.00	0.00	0.76
Proposed dividend per share (DKK)	0.00	0.00	0.00	0.00	4.00
Extraordinary dividend per share (DKK)	0.00	0.00	0.00	0.00	4.50
Share price in DKK, end of period (per share of DKK 0.01 each)	1.7	3.7	39.7	50.7	55.5
Number of shares, end of period (million)	728.0	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average (million)	178.2	69.5	69.3	69.2	69.2

Announcement no. 4 / 13 March 2013	Annual Report 2012	Page 3 of 4

*)     Key figures are calculated in accordance with recommendations from the Danish Society of Financial Analysts

**)    Return on Invested Capital is defined as: Operating profit divided by average Invested capital, defined as average of beginning and ending balances of (equity plus Net interest bearing debt less Non-operating assets).

***)   Proposed dividend per share has been translated to USD using the USD/DKK exchange rate at year end for the year in question.

****) 2008-2011: DKK 5.00 each.

About TORM

TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company operates a fleet of approximately 110 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K. Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 4 / 13 March 2013	Annual Report 2012	Page 4 of 4